EX-99.77M MERGERS

77M: Mergers

Schooner Global Absolute Return Fund

As of the opening of business on November 7, 2011, the Schooner Global Absolute Return Fund (the “Fund”) acquired all of the net assets of the Nakoma Absolute Return Fund (the “Acquired Fund”), a series of Nakoma Mutual Funds, a Delaware statutory trust (“Nakoma Funds”), pursuant to an agreement and plan of reorganization approved by the Trustees of Nakoma Funds on August 17, 2011.  The acquisition was accomplished by a tax-free exchange of 840,622 shares of the Fund for 840,622 shares outstanding of the Acquired Fund as of the close of business November 4, 2011 using a 1-for-1 exchange ratio. The Acquired Fund’s net assets (consisting entirely of cash) at that date of $15,721,544, were used to launch operations of the Fund.  The net assets of the Fund immediately after the acquisition were $15,721,544.  For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value.  Capital losses of $32,591,312 of the Acquired Fund were carried over to the Fund on November 7, 2011.  The IRC limits the Fund’s ability to use capital losses of the Acquired Fund.  Nakoma Funds filed an Application for Deregistration of Certain Registered Investment Companies on Form N-8F with the U.S. Securities and Exchange Commission on December 20, 2011.